Exhibit 6.4

Oncolyze, Inc.

Dr. Alex Stojanovic
36 Fountayne Lane

Lawrenceville, NJ, 08648

Dear Alex:

It is our pleasure as the Board of Directors of Oncolyze, Inc. (the “Board”) to offer you a contract for the position of Chief Operations Officer (“COO”) of Oncolyze, Inc. (or any successor or parent, the “Company”). This letter, including Exhibit A, sets forth the terms of understanding for your employment (“Agreement”). The date this letter is signed by both you and the Company shall be referred to as the“Execution Date”.

1.	Effective Date. The “Effective Date” of this contract is July 1, 2021.

2.	Finance Date. For purposes of this Agreement, the “Finance Date” will mean the earlier of (i) the closing of the Company’s contemplated $15 million financing round (the “Round”) or (ii) upon any preliminary closing of the Round in which a minimum of $5 million of financing is committed to the Company. From and after the Finance Date, you shall devote approximately 25% of your business time, attention, and energies to the business and affairs of the Company. You may engage in other business activities to the extent that such activities do not, in the reasonable opinion of the Board, interfere with your performance of your duties and responsibilities under this Agreement.

3.	Term: The initial term of this Agreement shall be four years from the Effective Date (the “Initial Term”). At the end of the Initial Term, this Agreement shall be automatically extended for an additional two-year period unless nine months prior to the end of the Initial Term, the Company shall have given you, or you shall have given the Company, written notice that the contract shall end at the end of the Initial Term.

4.	Reporting; Responsibilities. You will report to the CEO of the Company. Your responsibilities as COO will include such duties, authority and responsibilities as are normally associated with and appropriate for such a position, including responsibility for interfacing with the Board, investors, and medicalprofessionals. You will be responsible for managing the commercial strategy, marketing, investor relations, corporate communications, and general operations of the Company. You will also perform such other duties consistent with this position, asthe Board may reasonably specify from time to time.

5.	Salary. You will receive an annual base salary (“Salary”) of $87,500. This compensation shall be subject to applicable deductions for taxes and withholding obligations, and will be paid monthly, consistent with the Company’s payroll procedures. Your Salary from the Effective Date until the Finance Date shall be deferred until the Finance Date and payable to you at that time, along with a bonus payment of $12,500. Your Salary shall be reviewed annually and may be increased by the Board without vote by Shareholders of the Company.

6.	Bonuses. You will be eligible to receive an annual bonus as determined by the Board in its solediscretion. Any such bonus will be paid on or before April 1 for the preceding calendar year, and such payments are subject to applicable deductions for taxes and withholding obligations. In addition, upon sale by the Company of stock and/or assets or any transaction or series of transactions (including, without limitation, any reorganization with another company, merger or consolidation, combination or stock transfer) resulting in the Company receiving a gross price in cash, stock or assets with a value alone or in the aggregate of Five Hundred Million Dollars ($500 million) and/or more, you shall receive a bonus payment equal to 0.5% of such gross price paid to the Company. For purposes of this Section 6, the term, Company, shall include any subsidiary of the Company or any company controlled by or in Common Control with the Company. The term, Common Control shall include any company in which the Company owns an interest and upon the Board of which a Director of the Company serves as a Director. The bonuses provided for in this Section 6 shall be vested when made and shall not require a further vote of Shareholders of the Company. For the removal of doubt, the 0.5% bonus is not payable to you until after the Company has stock and/or asset sales or transactions that generate gross revenues or assets aggregating for the Company $500 million or more. Promptly after the Company has reached such level of success, you or your estate are entitled to be paid 0.5% of all of such gross revenues or assets received by the Company. The purpose is to increase your motivation to guide the Company to obtain a substantial IRR and ROI forinvestors. Additionally, as a share of revenues bonus, you or your estate will receive a 0.5% royalty ofthe net trade sales of the current assets in the company, including OM-301, OM-302, and the SLH patents, for 30 years.

7.	Options. The Company grants you an option (the “Option”) to purchase 175 shares of Common Stock of the Company (the “Shares”). The Option will be issued at an exercise price equal to the fair market value on the Effective Date and consistent with Section 409A of the Internal Revenue Code. The Option shall vest according to the following schedule: 20% of the Option will vest immediately, and the remaining 80% of the Option will vest in equal monthly installments over 48 months, starting on the Effective Date. You will also be eligible to receive additional stock options or equity incentives as the Board may determine.

8.	Benefits, Expenses, Insurance. During the term of this Agreement, you will be entitled to participate in all the welfare benefit plans and programs maintained or implemented by the Company from time to time for the benefit of its executives including all medical, dental, disability, accidental death and dismemberment and travel accident insurance plans and programs. You will be eligible to participate in all pension, retirement, savings, and other employee benefit plansand programs maintained from time to time by the Company for the benefit of itsexecutives, other than any annual cash incentive plan. If the Company has not established such plans by the Finance Date, the Company will reimburse you, starting on the Effective Date, for the expense of maintaining usual and customary health and disability insurance. You will receive 20 vacation days per year and 10 holiday days which, if not taken, will not be paid for by the Company. The Company will reimburse you for your legal expenses in connection with negotiating this Agreement. Furthermore, the Company agrees to reimburse you for all reasonable business expenses that you incur in the performance of your employment, including but not limited to comfortable class airplane travel for longer trips, provided such expenses are reasonably documented and conform to the Company’s policies for the incurrence and reimbursement of business expenses.

9.	Termination. The Company has the right to terminate your employment for (i) Cause with not less than 90 days written notice, (ii) disability, or (iii) death, subject to the terms and limitations set forth below.

a.	Certain Definitions

i.	For purposes of this Agreement, “Cause” is defined as, after receipt of 30 days’ prior written notice from the Company describing the basis thereof:

1.	your engaging in any willful and material act of dishonesty, fraud or misrepresentation;

2.	your material and intentional violation of any federal or state law or regulation materially detrimental to the Company’s business;

3.	your material and intentional breach of the confidentiality agreement or invention assignment agreement between you and the Company; or

4.	your failure to follow the lawfuland material directions of the Board given to you in writing, and not cured within 90 days of written notice from the Board of such failure by you.

ii.	For purposes of this Agreement, “Constructive Termination” means: a letter from you stating that there has been:

1.	without your express written consent, a significant reduction of your duties, position, reporting, or responsibilities relative to those in effect immediately prior to such reduction;

2.	without your express written consent, any reduction by the Company of your Salary (except to the extent of any reduction that results from the lack of funds within the Company to pay for your Salary);

3.	without your express written consent, your relocation to a facility or a location more than 25 miles from your working location immediately prior to such relocation;

4.	a breach by the Company of any material term of this Agreement which has not promptly been remedied upon notice from you to the Company; or

5.	without your written consent a change in management structure, organization, or ownership of the Company resulting in any one of the following circumstances: (a) you reporting to anyone other than the CEO; or (b) a Change in Control of the Company.

iii.	For purposes of this Agreement, “Change in Control” means: the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation, combination or stock transfer, but excluding any such transaction effected primarily for the purpose of changing the domicile of or “inverting” the Company), unless the Company’s stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity, or the effective transfer of all, or a material part, of the Company’s assets to any third party.

b.	Effects of Termination

i.	If you suffer a Constructive Termination, you will be entitled to receive the following severance benefits: (i) your full year base Salary for a period of twelve months from the date of such termination; and (ii) immediate full vesting of all Options scheduled to vest after the date of such termination. For the removal of doubt, the payments set forth in this Section 9(b)i. shall survive any termination without cause or Constructive Termination.

ii.	If you are terminated for Cause, you will not be entitled to any severance payments, but will be permitted to keep all options which have vested through the date you are terminated for Cause.

iii.	If you are terminated as a result of a disability, you will be entitled to six months’ Salary plus accrued bonus and vesting will continue through the period of your disability. “Disability” shall refer to your incapacity due to physical or mental illness that results in your being unable to substantially perform your dutieshereunder for six consecutive months (or for six months out of any nine-month period). During a period of disability, you shall continue to receive your base Salary, provided that if the Company provides you with disability insurance coverage, payments of your base Salary shall be reduced by the amount of any such disability insurance payments received by you, and your options will continue to vest. If this Agreement terminates as a result of your death, a lump sum payment of six months’ Salary plus bonus shall be paid to your estate, and anyremaining options shall vest immediately. The payment provided for in thisSection 9(b)iii and the 0.5% Bonus payment of Section 6 is vested and shall continue as an obligation of the Company to you subsequent to termination your employment by the Company for any reason and shall be paid to your estate in case of your death.

10.	General.

a.	Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be deemed given when actually received. All such communications shall be sent by first class mail to the receiving party's address set forth above.

b.	Severability. If any provision of this Agreement is held to be void, invalid or otherwise unenforceable, in whole or in part, the other provisions shall remain in full force and effect.

c.	Entire Agreement. This Agreement and all exhibits hereto constitute the entire agreement between the parties and merge all prior and contemporaneous communications with respect to the matters contemplated by this Agreement. No amendment, modification, waiver, or discharge of this Agreement shall be valid unless in writing and signed by both parties. Arbitration. In the event of any dispute over this Agreement or any of its provisions, the dispute shall be submitted to Arbitration in The City of New York pursuant to the requirements of the American Arbitration Association.

d.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regards to its conflicts of laws principles.

e.	No Waiver. No waiver or failure to exercise any option or right under this Agreement by either party on any occasion or occasions shall be construed to be a waiver of the same on any other occasion or of any other option or right.

f.	Counterparts. This Agreement may be executed in counterparts, any one of which need not contain the signature of more than one party, but all of which, together, shall comprise one and the same agreement.

If the foregoing terms of employment are acceptable to you, please indicate your agreement by initialing each page of this letter, including Exhibit A, and signing where indicated below.

Oncolyze, Inc.

By:
Name:	Steven J. Evans, M.D.
Title:	CEO

Employee

Dr. Alex Stojanovic

EXHIBIT A

ADDITIONAL EMPLOYMENT TERMS

I, Dr. Alex Stojanovic, acknowledge and agree to the following terms and conditions, which are incorporated into the offer of employment letter, to which this Exhibit is attached (together, the “Agreement”):

1.	CONSIDERATION:

My obligations under this Agreement are made in consideration of my employment or continued employment by Oncolyze, Inc. (the “Company”) and the compensation paid or to be paid to me by the Company, and other good and valuable consideration.

2.	CONFIDENTIALITY

a)	I acknowledge and agree that during the course of my employment and as a result of the nature of my responsibilities as an employee of the Company, I have come and/or will come into contact with various technical and non-technical trade secrets and confidential and/or proprietary information (including sensitive information pertaining to legal and employment matters) which are the property of the Company and its affiliates and the customers, research and clinical sites or other entities that have dealings with the Company. Such trade secrets and sensitive information (together, “Confidential Information”) include but are not limited to (i) inventions, technology, machines, improvements and adaptations, data bases, formulae, processes, techniques, research projects, and all other matters of a technical nature; (ii) names and addresses of the Company’s research and clinical sites and investigators, and vendors and/or the representatives of any of them; (iii) information with respect to the Company’s employees, their names and addresses, experience, qualifications, abilities, job performance and similar information; and (iv) information pertaining to the legal affairs of the Company, its affiliates and subsidiaries and all of their respective shareholders, officers and employees, all of which have been developed, at great effort and expense, and are not generally known to the public. “ConfidentialInformation” also includes “Employee Inventions,” as defined below.

b)	I further specifically acknowledge and agree that the Company is engaged in a highly competitive business and its competitive position depends upon its ability to maintain the confidentialityof Confidential Information. Accordingly, I acknowledge that any disclosure, revelation or use of Confidential Information by me, other than in connection with the business of the Company or as specifically authorized by the Company, may cause the Company to suffer serious loss of business and monetary damage.

3.	RESTRICTIONS ON THE USE OF CONFIDENTIAL INFORMATION:

a)	During my employment and for a period of one year after the termination of my employment with the Company, I agree that I will not, without the prior written consent of the Company, disclose, divulge or reveal to any person, or use for any purpose other than for the exclusive benefit of the Company any Confidential Information whatsoever, whether I have such information in my memory or embodied in writing or other form.

b)	I agree that disclosures made by the Company to governmental authorities, to its customers or potential customers, to its suppliers or potential suppliers, to its employees or potential employees, to its consultants or potential consultants and/or disclosures made by the Company in any litigation shall not constitute public disclosure of Confidential Information.

c)	I agree not to remove from the premises of the Company premises, except in pursuit of the business of the Company, any document, record, notebook, plan, model, component, computer, software, or copies of software or devices. I recognize that as between the Company and me, all such documents, records, notebooks, plans, models, components or devices, whether or not developed by me, are the exclusive property of the Company. Upon termination of my employment with the Company, I shall return to the Company all computers, documents, records, notebooks, plans, models, components, and devices in my possession or subject to my control. I will not retain any copies, abstracts, sketches orother embodiment of any such document, record, notebook, plan, model, component or device.

4.	INVENTIONS:

a)	I will promptly disclose to the Company all processes, trademarks, inventions, improvements, discoveries, copyrightable work (whether published or unpublished) and other information related to the business of the Company (collectively, “Inventions”) conceived, developed, or acquired by me alone or with others during the term of employment, whether or not conceived during regular working hours through the use of the Company’s time, material or facilities or otherwise. All such Inventions shall be the sole and exclusive property of the Company, or such other designee specified by the Company, and, upon request, I shall deliver to the Company all drawings, sketches, models, codes, data, and records or, in the case of copyrightable work, any preliminary versions or drafts, relating to such Inventions and irrevocably assign such Inventions to the Company or such other designee specified by the Company. Ifany such Inventions shall be deemed by the Company to be patentable or copyrightable, I shall, at the expense of the Company (which shall, in the event I shall no longer be retained hereunder, include compensation to me at a rate equal to the Salary hereunder prorated for the time involved), assist the Company in obtaining a patent or patents or copyright(s), as the case may be, thereon and execute alldocuments and do all other things necessary or proper to obtain letters patent or, in the case ofcopyrightable work, to complete applications for copyright registration and renewals, and to vest the Company or such other designee specified by the Company with full title and rights in such Inventions and to assist in the enforcement and protection of such title and rights in any Inventions. For the purposes of the foregoing paragraph, it is understood that such obligation to assign and disclose shall not apply to information, inventions, conceived, developed or acquired during the course of my Permitted Activities (as defined in Section 1 of the Employment Letter to which this Exhibit A is attached).

5.	COVENANT NOT TO COMPETE:

a)	I acknowledge and agree that the Company is engaged in a highly competitive business and that by virtue of the position in which I am employed, my engaging in any business, which is directly competitive with the Company, will cause it great and irreparable harm. Consequently, I covenant and agree that so long as I am employed by the Company and for a period of one year after the termination of my employment with the Company, whether such termination is voluntary or involuntary, I shall not, without the express written consent of the Board of the Company, compete with the Company or with respect to any products or services of the Company (including planned products and/or technology being developed for products or services) for which I had any research, development, manufacturing, marketing, sales, service, reimbursement or clinical responsibility as of the date of my termination (collectively referred to as the “Restricted Products”). My agreement not to compete shall apply to all geographic areas in which the Company markets or plans to market the Restricted Products at the time of my termination.

b)	For purposes of this paragraph only, I will be deemed to compete with the Company, if alone or together with any other person or entity, directly or indirectly, I engage in research, development, manufacturing, marketing, sales, service or clinical education activity with respect to any product (or technology) that resembles, is comparable to, or functions in essentially the same manner as (or is being developed to do so), any of the Restricted Products (such activities constituting “Competitive Activity”).

c)	I shall not financially support in any manner, or be a proprietor, a director, an officer, an employee, an agent, a partner, a shareholder (other than ownership of less than two (2%) percent of the outstanding voting securities of any entity whose voting securities are traded on a securities exchange; provided that any of the other restrictions contained in this sentence are not applicable) or a lender to, or otherwise promote, any business, enterprise, person, firm, corporation, partnership, association or other entity that engages in a Competitive Activity with the Company with respect to Restricted Products.

d)	In connection with my agreement not to compete, I also agree that if I accept employment with an organization that engages in Competitive Activity within one year or less after termination of my employment with the Company, both I and the organization will provide to the Company prior to the commencement of my employment with the organization assurances satisfactory to the Company that I will not render any services to the organization that would cause me to violate any provision of this agreement.

6.	NON-SOLICITATION OF EMPLOYEES/DISRUPTION OF RELATIONSHIPS:

a)	I acknowledge and agree that during the course of my employment with the Company, I have come and/or may come into contact with some, most or all of the Company’s, employees, and have come or may come to learn of their knowledge, skills, abilities, salaries, benefits, and other matters with respect to such employees not known to the public. I further acknowledge and agree that any solicitation, luring away or hiring of such employees of the Company or its affiliates will be highly detrimental and may cause serious loss of business and great and irreparable harm. Consequently, I covenant and agree that during the course of my employment with the Company and for a period of one year after such termination, whether such termination is voluntary or involuntary, I shall not directly or indirectly, on behalf of myself or another, solicit, lure or hire any employees of the Company, its parent corporation, affiliates, and subsidiaries of whom I became aware while employed by the Company, or assist or aid in any such activity.

b)	I further covenant and agree that during the course of my employment and for a period of one year after such termination, whether such termination is voluntary or involuntary, I shall not directly or indirectly, on behalf of myself or another, interfere with, disrupt or attempt to disrupt existing or any then-existing relationships, contractual or otherwise, between the Company and/or its affiliates and any of their customers, suppliers, clients, executives or other persons with whom the Company or its affiliates deal.

7.	EMPLOYMENT REPRESENTATIONS:

a)	I represent that (i) my employment will not breach any agreement or arrangement to which I am a party, including any confidentiality, or non-competition agreement and does not require the consent of any person or entity, and (ii) I will not utilize during the term of my engagement any proprietary informationof any third party, including my prior employers.

8.	ENFORCEMENT:

a)	I acknowledge that the provisions of this Agreement are necessary to protect the business and goodwill of the Company and that breach of this Agreement may result in irreparable and continuing harm to the Company for which money damages would be an inadequate remedy. Consequently, I agreethat in the event of any breach or anticipatory breach of this agreement, the Company shall be entitled to seek injunctive or other equitable relief and the Company shall not be obligated to post bond or other security in seeking such relief.

b)	I recognize that should a dispute or controversy arising from or relating to this agreement be submitted for adjudication to any court, arbitration panel or other third party, the preservation of the secrecy of Confidential Information may be jeopardized. Consequently, I agree that all issues of fact shall be severed for trial without a jury. I also agree that all pleadings, documents, testimony, and records relating to any such adjudication shall be maintained in secrecy and shall be available for inspection by the Company, myself and our respective attorneys and experts who shall agree, in advance and in writing, to receive and maintain all such information in secrecy.

9.	RESTRICTION ON SCOPE OF AGREEMENT:

a)	Although the restrictions contained in this Exhibit are considered by the parties hereto to be fair and reasonable in the circumstances, it is recognized that restrictions of the nature contained in this Exhibit may fail for technical reasons, and accordingly if any of such restrictions shall be adjudged by a court ofcompetent jurisdiction to be void or unenforceable for whatever reason, but would be valid if part of the wording thereof were deleted, or the period thereof reduced or the area dealt with thereby reduced in scope, the restrictions contained in this Exhibit shall apply, at the election of the Company, with such modifications as may be necessary to make them valid, effective and enforceable in the particular jurisdiction in which such restrictions are adjudged to be void or unenforceable.

10.	SUCCESSORS

a)	The covenants contained in this Exhibit shall inure to the benefit of the Company, any successor of the Company and each affiliate of the Company.

b)	My performance under this Agreement is my personal obligation and may not be delegated by me. This Agreement, and any of the rights of the Company hereunder, may be assigned by the Company to (i) any successor to the business of the Company, (ii) to any person or entity controlling, controlled by or under common control with, or (iii) to any business, enterprise, person, firm, corporation, partnership, association or other entity acquiring (by purchase, merger or otherwise),directly or indirectly, the business and substantially all of the assets of the Company.

Acknowledged and agreed,

By:
Dr. Alex Stojanovic